SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Ryanair Holdings Plc

20th March 2006

Re: Holding in Company


A Letter from The Capital Group Companies, Inc dated 16th March 2006 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 17th March 2006.



Re: Section 67 Notification


          Enclosed is a Section 67 Notification date 16th March 2006.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past.

For a description of our organisation, please visit our Web site at www.capgroup.com.

For the purposes of this notification an outstanding share balance of 770,794,836 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 815 -0489, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Vivien Tan
Compliance Associate
The Capital Group Companies, Inc.


A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 16 March 2006


                            Notification of Interests
                         (Section 67 Companies Act 1990)


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 67 of the Companies Act, 1990.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:
Ordinary Shares (including ADRs)

Number of shares in which the Companies have a notifiable interest:
39,543,858 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):
See Schedule B



As of 16 March 2006

Ryanair Holdings Plc




                                                     Number of Shares    Percent of Outstanding

The Capital Group Companies, Inc. ("CG") Holdings    39,543,858          5.130%


Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company       6,698,081                            0.869%
Capital International Limited        5,315,559                            0.690%
Capital International S.A.           1,121,835                            0.146%
Capital International Inc            346,588                              0.045%
Capital Research and Management      26,061,795                           3.381%
Company





Schedule A


                 Schedule of holdings in Ryanair Holdings, Plc
                              As of 16 March 2006


                         CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares

Cede & Co                                               5,485,500
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                1,212,581
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, P.O.Box 512
Dublin, Ballsbridge

Total                                                   6,698,081




                                   Schedule B



                          CAPITAL INTERNATIONAL LIMITED

Registered Name                                         Local Shares

Bank of New York Nominees                               823,895
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                          438,933
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Cede & Co                                               195,990
55 Water Street
New York
NY 10006

Citibank London                                         69,530
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                       75,134
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         838,045
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                   775,443
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

MSS Nominees Limited                                    69,300
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                            362,086

Deutsche Bank AG                                        4,200
23 Great Winchester Street
London EC2P 2AX
United Kingdom

Mellon Bank N.A.                                        9,800
London Branch
London
United Kingdom

Alibank Nominees Limited                                657,743
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre
PO Box 512
Dublin
Ballsbridge

Citibank N.A. (Ireland)                                 93,500
IFSC House
Custom House Quay
Dublin 1

Bank of Ireland Nominees Limited                        592,000
Bank of Ireland
International Financial Services Center
1 Harbourmaster Place

AIB Custodial Nominees Limited                          97,100

JP Morgan Chase Bank                                    212,860

                         Total                          5,315,559








                           Capital International S.A

Registered Name                                         Local Shares

Cede & Co                                               980,435
55 Water Street
New York NY 10006

Bank of Ireland                                         11,400
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                        130,000
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Total                                                   1,121,835




                                   Schedule B



                           Capital International, Inc


Registered Name                                         Local Shares

Cede & Co                                               186,500
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                160,088
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre P.O. Box 512
Dublin
Ballsbridge

Total                                                   346,588





                                   Schedule B



                    Capital Research and Management Company


Registered Name                                         Local Shares

Cede & Co                                               26,061,795
55 Water Street
New York, NY 10006

Total                                                   26,061,795





This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 March 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director